Amendment to Convera Corporation By-Laws Effective February 16, 2006

As approved at a meeting of the Board of Directors of Convera Corporation on February 16, 2006, the first sentence of Section 2.02 of Article II of the By-Laws is amended and restated to read as follows:

The number of Directors shall be fixed by resolution of the Board of Directors and may be increased or decreased from time to time by action of the Board of Directors.